SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO-T/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 3)

Arch Chemicals, Inc.
(Name of Subject Company (Issuer))

LG Acquisition Corp.

an indirect wholly owned subsidiary of

Lonza Group Ltd.
(Name of Filing Persons (Offerors))

Common stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq.	Kevin T. Collins, Esq.
Vice President and Secretary	Tobias L. Knapp, Esq.
LG Acquisition Corp.	Jenner & Block LLP
90 Boroline Road	919 Third Avenue
Allendale, New Jersey 07401	New York, New York 10022
(201) 316-9200	(212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)

$1,244,271,815.20	$144,460

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0−11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $47.20, the per share tender offer price, by 26,361,691 shares of common stock of Arch Chemicals, Inc., which includes (a) 25,431,974 shares of common stock issued and outstanding; (b) 39,547 shares of common stock subject to outstanding options; (c) 323,778 shares of common stock subject to or deemed subject to outstanding performance unit awards; (d) 289,735 shares of common stock subject to or deemed subject to outstanding restricted stock unit awards; and (e) 276,657 shares of common stock subject to or deemed subject to outstanding phantom share awards.

(2)

The filing fee was calculated in accordance with Rule 0−11 of the Exchange Act and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010. Such fee equals 0.0001161 of the transaction value.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $144,460	Filing Party: LG Acquisition Corp. and Lonza Group Ltd.
Form or Registration No.: Schedule TO-T	Date Filed: July 15, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO initially filed on July 15, 2011 as previously amended by (i) LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent”), and (ii) Parent (the “Initial Schedule TO” and which, together with this Amendment No. 3 and any additional amendments and supplements thereto, collectively constitute this “Schedule TO”). This Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $1.00 per share (the “Shares”), of Arch Chemicals, Inc., a Virginia corporation (the “Company”), at a price of $47.20 per Share, net to the holder thereof in cash, without interest thereon and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 15, 2011 (which, together with any amendments and supplements thereto, collectively constitute the “Offer to Purchase”), and in the related form of letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal”). Copies of the Offer to Purchase and the Letter of Transmittal are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, and the Letter of Transmittal together with the Offer to Purchase constitute the “Offer”.

     Except as otherwise set forth below, the information set forth in the Initial Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Initial Schedule TO and the related exhibits incorporated therein by reference.

     This Amendment No. 3 is being filed to amend and supplement Item 11 and Item 12 as reflected below.

Item 11. Additional Information.

     The information set forth in the section of the Offer to Purchase entitled “Section 16—Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following to the end of the subsection “Certain Litigation”:

     “Parent and Purchaser have learned of efforts to commence a purported shareholder class action in the Superior Court of the State of Connecticut in Stamford, and received a copy of a complaint dated July 28, 2011, captioned Leonard Ahern v. Arch Chemicals, Inc. et al. The complaint names as defendants the Company, Parent, Purchaser and the members of the Company Board. The plaintiff claims that the members of the Company Board breached their fiduciary duties to the Company’s shareholders in connection with the sale of the Company and that Parent and Purchaser aided and abetted the purported breaches of fiduciary duties. In support of the plaintiff’s breach of fiduciary duty claims, the complaint alleges that the Company Board failed to adequately value the Company, conducted an inadequate sale process, utilized preclusive deal protections to inhibit an alternative transaction, failed to disclose all material information about the transaction and ignored conflicts of interest relating to benefits defendants would receive as a result of the transaction. The complaint seeks to enjoin the transaction and to impose a constructive trust in favor of plaintiff and the class upon any benefits improperly received by defendants as a result of their wrongful conduct. It also seeks attorneys’ and other fees and costs, in addition to seeking other relief. Purchaser and Parent believe that the plaintiff’s allegations lack merit and will contest them vigorously.”

Item 12. Exhibits

     Item 12 of the Initial Schedule TO is hereby amended and supplemented by adding the following Exhibits:

Exhibit No.	Description
(a)(5)(M)	Transcript of Half-Year Results Newswires Conference Call
(a)(5)(N)	Transcript of Half-Year Results Analyst Conference Call

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(B)	Form of Letter of Transmittal, incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(C)	Form of Notice of Guaranteed Delivery, incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(F)	Form of Summary Advertisement as published in The Wall Street Journal on July 15, 2011, incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(G)	Form of Notice to Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(H)	Form of Instruction Form for Participants in the Arch Chemicals, Inc. Contribution Employee Ownership Plan, incorporated herein by reference to Exhibit (a)(1)(H) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(1)(I)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated herein by reference to Exhibit (a)(1)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(2)	The Solicitation/Recommendation Statement on Schedule 14D−9 of Arch Chemicals, Inc. filed July 15, 2011, incorporated herein by reference
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)(A)	Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(A) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011.
(a)(5)(B)	Presentation to Investors, dated July 11, 2011, incorporated herein by reference to Exhibit (a)(5)(B) to the Schedule TO of LG Acquisition Corp. filed July 11, 2011
(a)(5)(C)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(D)	Transcript of Analyst Conference Call, incorporated herein by reference to Exhibit (a)(5)(D) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(E)	FAQ for Customers, incorporated herein by reference to Exhibit (a)(5)(E) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(F)	FAQ for Suppliers, incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO of LG Acquisition Corp. filed July 12, 2011
(a)(5)(G)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(G) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(H)	Transcript of Media Conference Call, incorporated by reference to Exhibit (a)(5)(H) to Schedule TO of LG Acquisition Corp. filed July 13, 2011
(a)(5)(I)	Joint Press Release issued by Lonza Group Ltd. and Arch Chemicals, Inc., dated July 15, 2011, incorporated herein by reference to Exhibit (a)(5)(I) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(a)(5)(J)	Press Release issued by Lonza Group Ltd., dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(J) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011

Exhibit No.	Description

(a)(5)(K)	Lonza Half-Year Report 2011, dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(K) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011
(a)(5)(L)	Lonza Half-Year Results Presentation to Investors, dated July 27, 2011, incorporated herein by reference to Exhibit (a)(5)(L) to Amendment No. 2 to Schedule TO of LG Acquisition Corp. filed July 27, 2011
(a)(5)(M)	Transcript of Half-Year Results Newswires Conference Call*
(a)(5)(N)	Transcript of Half-Year Results Analyst Conference Call*
(b)(1)	Mandate Letter, dated as of July 10, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(1) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(b)(2)	Ancillary Letter, dated as of July 13, 2011, by and among Lonza Group Ltd. and the Initial Banks named therein, incorporated herein by reference to Exhibit (b)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(d)(1)	Agreement and Plan of Merger, dated as of July 10, 2011, by and among Lonza Group Ltd., LG Acquisition Corp. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K of Arch Chemicals, Inc. filed July 11, 2011
(d)(2)	Confidentiality Agreement, dated as of May 2, 2011, between Lonza Group Ltd. and Arch Chemicals, Inc., incorporated herein by reference to Exhibit (d)(2) to the Schedule TO of LG Acquisition Corp. filed July 15, 2011.
(g)	Not applicable
(h)	Not applicable

* Filed herewith.

SIGNATURES

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 29, 2011
LG Acquisition Corp.

	By:	/s/ Joseph R. Colleluori
	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development

Lonza Group Ltd.

	By:	/s/ Marc Funk
	Name:	Marc Funk
	Title:	Group General Counsel

	By:	/s/ Joseph R. Colleluori
	Name:	Joseph R. Colleluori
	Title:	S.V.P. Corp. Development